UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006.

Commission File Number:  0-31108

EL NINO VENTURES INC.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___EL NINO VENTURES INC._____

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____January 9, 2006______________

Date

EL NINO VENTURES INC.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

FOR IMMEDIATE RELEASE

El Niño Releases Results from Mount Fronsac North Infill Drilling Program

December 7, 2006, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that results were released from the Mount Fronsac North Infill Drilling.

All assay results were received for three drill holes recently completed into the Mount Fronsac North Deposit and targeted on a coincident Titan 24 anomaly located at a vertical depth of 300 m and up dip from high grade intercepts recorded in a previous drill program in 2000. The most significant assay results for these drill holes are as follows:

DDH	From (m)	To (m)	Width (m)	Zn %	Pb %	Ag g/t
ELN-06-097	306.85	309.85	3.0	5.68	1.93	39.0
ELN-06-101	269.90	272.90	3.0	5.04	0.28	11.4
ELN-06-100	322.10	327.00	4.9	1.15	0.22	5.4

This $5 million program over the Bathurst Mining Camp will include 23,500 metres of drilling to be completed by March 2007.

Jean Luc Roy, President of El Niño states - “These results are very encouraging and El Nino plans to assess this area in detail over the next few months to see if a resource can be outlined. We now have been drilling for over a month in Bathurst and we are very happy with the rate of success in finding sulphide mineralization on our targets. The Titan 24 Geophysics program is proving very effective in outlining and defining our drill targets and we look forward to much more news out of the camp as we continue drilling over the winter months through to the end of March 2007. We now have two drill rigs on the site and a third will be in place by the beginning of December to drill outlined Titan 24 targets, along the Mine Horizon between the Brunswick No.12 mine and Brunswick No.6.

Quality Control

Drill core is logged at the Brunswick No. 12 minesite exploration core shack and mineralized interval samples are taken from the drill core (NQ size) sawed in half with one half sent to the Brunswick No. 12 laboratory and other half retained for future reference.  A strict QA/QC program is followed which includes mineralization standards, blanks and field duplicates for each batch of samples.  The Bathurst Mining Camp Exploration Program is being carried out under the direction of Xstrata Zinc Canada exploration manager Normand Dupras, P. Geo., a qualified person as defined by National 43-101 guidelines.  The information in this release was prepared under the direction of Doug Clark P. Geo., Geologist for El Niño Ventures Inc., a qualified person as defined by National Instrument 43-101.

About El Niño Ventures Inc.

El Niño is an exploration stage company whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. El Niño Ventures has entered into an Option / Joint Venture Agreement with Xstrata Zinc Canada to explore the world class Bathurst Zinc / Base Metals Mining Camp in New Brunswick, Canada. In addition to the Bathurst Mining Camp, El Nino Ventures continues to focus on advanced stage properties throughout Canada, Alaska and Europe.

On Behalf of the Board of Directors

“Jean Luc Roy”

Jean Luc Roy

President and COO

Further information:

Toll Free  1.800.667.1870

Tel:  604.685.1870

Fax  604.685.8045

2303 West 41st Avenue

Vancouver, BC  Canada   V6M 2A3

FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

December 7, 2006

Item 3: News Release:

A news release dated and issued on December 7, 2006 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino Ventures Inc. is please to announce that results were released from the Mount Fronsac North Infill Drilling.

Item 5: Full Description of Material Change:

December 7, 2006, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that results were released from the Mount Fronsac North Infill Drilling.

All assay results were received for three drill holes recently completed into the Mount Fronsac North Deposit and targeted on a coincident Titan 24 anomaly located at a vertical depth of 300 m and up dip from high grade intercepts recorded in a previous drill program in 2000. The most significant assay results for these drill holes are as follows:

DDH	From (m)	To (m)	Width (m)	Zn %	Pb %	Ag g/t
ELN-06-097	306.85	309.85	3.0	5.68	1.93	39.0
ELN-06-101	269.90	272.90	3.0	5.04	0.28	11.4
ELN-06-100	322.10	327.00	4.9	1.15	0.22	5.4

This $5 million program over the Bathurst Mining Camp will include 23,500 metres of drilling to be completed by March 2007.

Jean Luc Roy, President of El Niño states - “These results are very encouraging and El Nino plans to assess this area in detail over the next few months to see if a resource can be outlined. We now have been drilling for over a month in Bathurst and we are very happy with the rate of success in finding sulphide mineralization on our targets. The Titan 24 Geophysics program is proving very effective in outlining and defining our drill targets and we look forward to much more news out of the camp as we continue drilling over the winter months through to the end of March 2007. We now have two drill rigs on the site and a third will be in place by the beginning of December to drill outlined Titan 24 targets, along the Mine Horizon between the Brunswick No.12 mine and Brunswick No.6.

Quality Control

Drill core is logged at the Brunswick No. 12 minesite exploration core shack and mineralized interval samples are taken from the drill core (NQ size) sawed in half with one half sent to the Brunswick No. 12 laboratory and other half retained for future reference.  A strict QA/QC program is followed which includes mineralization standards, blanks and field duplicates for each batch of samples.  The Bathurst Mining Camp Exploration Program is being carried out under the direction of Xstrata Zinc Canada exploration manager Normand Dupras, P. Geo., a qualified person as defined by National 43-101 guidelines.  The information in this release was prepared under the direction of Doug Clark P. Geo., Geologist for El Niño Ventures Inc., a qualified person as defined by National Instrument 43-101.

About El Niño Ventures Inc.

El Niño is an exploration stage company whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. El Niño Ventures has entered into an Option / Joint Venture Agreement with Xstrata Zinc Canada to explore the world class Bathurst Zinc / Base Metals Mining Camp in New Brunswick, Canada. In addition to the Bathurst Mining Camp, El Nino Ventures continues to focus on advanced stage properties throughout Canada, Alaska and Europe.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 7th day of December 2006.

EL NINO VENTURES INC.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

FOR IMMEDIATE RELEASE

El Niño Announces Brokered Private Placement

Vancouver, BC, December 14, 2006,– El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that it has engaged Canaccord Capital Corporation to act as agent for a brokered private placement of up  to 1,818,181 flow-through units (the “Flow-Through Units”) at a purchase price of $0.55 per flow-through Unit, for gross proceeds of CDN $1,000,000 and up to 3,000,000 Units (the “Units”) at a purchase price of $0.40 per Unit, for gross proceeds of CDN $1,200,000.

Each Flow-Through Unit will consist of one flow-through common share and one common share purchase warrant (“Warrant”).  Each Warrant entitles the holder to purchase an additional non flow-through common share at a price of $0.65 for a period of 12 months from closing.

Each Unit will consist of one common share and one-half of one common share purchase warrant (“Warrant”).  Each whole Warrant entitles the holder to purchase an additional common share at a price of $0.55 for a period of 12 months from closing.

The flow-through funds raised from the issuance of the flow-through Units will be used for exploration expenditures, which will constitute Canadian exploration expenses (as defined in the Income Tax Act) and will be renounced for the 2006 taxation year. The use of the proceeds raised from the Units will be for general working capital and exploration projects outside of Canada.

Upon closing, the Company shall pay Canaccord Capital Corporation 8% of the Gross Proceeds raised, payable in cash and the Agent’s Warrants equal to 8% of the securities sold under the Offering. Each Agent’s Warrant shall be exercisable for a period of 12 months from closing at a price of $0.55 per share.

The foregoing is subject to regulatory approval.

About El Niño

El Niño is an exploration stage company in the midst of a 23,500 meter drill program on the Bathurst Zinc/Base Metals Mining Camp. This is the first part of a 50,000 meter drill program that began in Oct 2006 and will continue on until March 2008. This financing will fortify that El Nino’s commitment of $ 5 million  will be met, as stipulated in the Option/Joint Venture Agreement signed with Xstrata Zinc Canada in May 2006. Additional proceeds of this financing will be applied to the further acquisition of projects outside of Canada, and solidify El Nino position as an aggressive international mineral exploration company.

On Behalf of the Board of Directors

“Jean Luc Roy”

Jean Luc Roy

President and COO

Further information:

Toll Free  1.800.667.1870

Tel:  604.685.1870

Fax  604.685.8045

2303 West 41st Avenue

Vancouver, BC  Canada   V6M 2A3

FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

December 14, 2006

Item 3: News Release:

A news release dated and issued on December 14, 2006 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino Ventures Inc. is please to announce a Brokered Private Placement.

Item 5: Full Description of Material Change:

Vancouver, BC, December 14, 2006,– El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that it has engaged Canaccord Capital Corporation to act as agent for a brokered private placement of up  to 1,818,181 flow-through units (the “Flow-Through Units”) at a purchase price of $0.55 per flow-through Unit, for gross proceeds of CDN $1,000,000 and up to 3,000,000 Units (the “Units”) at a purchase price of $0.40 per Unit, for gross proceeds of CDN $1,200,000.

Each Flow-Through Unit will consist of one flow-through common share and one common share purchase warrant (“Warrant”).  Each Warrant entitles the holder to purchase an additional non flow-through common share at a price of $0.65 for a period of 12 months from closing.

Each Unit will consist of one common share and one-half of one common share purchase warrant (“Warrant”).  Each whole Warrant entitles the holder to purchase an additional common share at a price of $0.55 for a period of 12 months from closing.

The flow-through funds raised from the issuance of the flow-through Units will be used for exploration expenditures, which will constitute Canadian exploration expenses (as defined in the Income Tax Act) and will be renounced for the 2006 taxation year. The use of the proceeds raised from the Units will be for general working capital and exploration projects outside of Canada.

Upon closing, the Company shall pay Canaccord Capital Corporation 8% of the Gross Proceeds raised, payable in cash and the Agent’s Warrants equal to 8% of the securities sold under the Offering. Each Agent’s Warrant shall be exercisable for a period of 12 months from closing at a price of $0.55 per share.

The foregoing is subject to regulatory approval.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 14th day of December 2006.

EL NINO VENTURES INC.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

FOR IMMEDIATE RELEASE

El Niño Announces Non-Brokered Private Placement

December 18, 2006, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) announces a non-brokered private placement of up to 364,000 flow-through common shares, at a price of CDN $ 0.55 per common share, for gross proceeds of up to CDN $200,200.

A finder’s fee of up to 7% may be paid.

The proceeds of the private placement will be used to satisfy the Company’s exploration commitment for the Bathurst Zinc / Base Metals Mining Camp in New Brunswick.

The foregoing is subject to regulatory approval.

On Behalf of the Board of Directors

“Jean Luc Roy”

Jean Luc Roy

President and COO

Further information:

Toll Free  1.800.667.1870

Tel:  604.685.1870

Fax  604.685.8045

2303 West 41st Avenue

Vancouver, BC  Canada   V6M 2A3

EL NINO VENTURES INC.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

FOR IMMEDIATE RELEASE

Further to the news release dated December 18, 2006 the Company wishes to advise that the non-brokered private placement is amended as follows:

December 19, 2006, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) announces a non-brokered private placement of up to 364,000 flow-through units, at a price of $0.55 per flow-through unit, for gross proceeds of up to $200,200.  Each flow-through unit will consist of one flow-through common share and one common share purchase warrant (the "Warrant").  Each Warrant entitles the holder to purchase an additional non flow-through common share at a price of $0.65 for a period of 12 months from closing.

A finder’s fee of up to 7% may be paid.

The proceeds of the private placement will be used to satisfy the Company’s exploration commitment for the Bathurst Zinc / Base Metals Mining Camp in New Brunswick.

The foregoing is subject to regulatory approval.

About El Niño

El Niño is an exploration stage company in the midst of a 23,500 meter drill program on the Bathurst Zinc/Base Metals Mining Camp. This is the first part of a 50,000 meter drill program that began in Oct 2006 and will continue on until March 2008. This financing will fortify that El Nino’s commitment of $ 5 million  will be met, as stipulated in the Option/Joint Venture Agreement signed with Xstrata Zinc Canada in May 2006.

On Behalf of the Board of Directors

“Jean Luc Roy”

Jean Luc Roy

President and COO

Further information:

Toll Free  1.800.667.1870

Tel:  604.685.1870

Fax  604.685.8045

2303 West 41st Avenue

Vancouver, BC  Canada   V6M 2A3

FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

December 19, 2006

Item 3: News Release:

A news release dated and issued on December 19, 2006 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino Ventures Inc. is please to announce a non-brokered private placement.

Item 5: Full Description of Material Change:

December 19, 2006, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) announces a non-brokered private placement of up to 364,000 flow-through units, at a price of $0.55 per flow-through unit, for gross proceeds of up to $200,200.  Each flow-through unit will consist of one flow-through common share and one common share purchase warrant (the "Warrant").  Each Warrant entitles the holder to purchase an additional non flow-through common share at a price of $0.65 for a period of 12 months from closing.

A finder’s fee of up to 7% may be paid.

The proceeds of the private placement will be used to satisfy the Company’s exploration commitment for the Bathurst Zinc / Base Metals Mining Camp in New Brunswick.

The foregoing is subject to regulatory approval.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 14th day of December 2006.

EL NINO VENTURES INC.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

OCTOBER 31, 2006 and 2005

(Canadian Dollars)

These financial statements have NOT been reviewed by the Company’s auditor

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 1
Balance Sheets

Canadian Funds

ASSETS	October 31, 2006	January 31, 2006
Current
Cash	$368,045	$279,567
GST receivable and advances	57,539	3,892
	425,584	283,459
Restricted Cash – Flow-through (Note 6j)	1,438,953	575
Equipment, net (Note 4)	48,309	186
	$1,912,846	$284,220

LIABILITIES
Current
Accounts payable	$8,838	$16,838

Commitments (Note 9)

STOCKHOLDERS’ EQUITY
Share Capital – Statement 3 (Note 6)
Unlimited authorized shares without par value
16,038,658 (2006 - 7,878,213) shares issued and outstanding	8,881,300	3,626,793
Contributed Surplus	38,516	38,516
Deficit Accumulated During the Exploration Stage – Statement 3	(7,015,808)	(3,397,927)
	1,904,008	267,382
	$1,912,846	$284,220

ON BEHALF OF THE BOARD:

          “Harry Barr”                                      , Director

            “Bernard Barlin”                              , Director

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 2
Statements of Operations

Canadian Funds

	3 Months Ended Oct. 31, 2006	3 Months Ended Oct. 31, 2005	9 Months Ended Oct. 31, 2006	9 Months Ended Oct. 31, 2005
Expenses
Amortization	$0	$0	$0	$0
Consulting	93,262	1,437	274,347	19,259
Exploration expenditures (Schedule)	2,496,812	13,873	2,519,728	112,924
Interest (Income) and bank charges , net	(10,617)	(56)	(17,501)	20
Management fees	49,000	6,000	91,000	18,000
Office and miscellaneous	11,129	926	24,395	1,560
Rent	20,327	3,967	28,261	11,901
Professional fees	11,301	3,705	25,843	5,205
Stock exchange and transfer agent fees	9,305	1,227	26,516	20,976
Insurance	38,479	0	38,479	0
Telephone	2,826	0	10,862	0
Wages	11,964	0	18,398	0
Shareholder relations	99,986	0	167,967	0
Travel, food and lodging	24,732	364	95,330	4,859
Loss for the Period	$(2,858,506)	$(31,443)	$(3,303,625)	$(194,704)

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 3
Statement of Stockholders’ Equity (Deficiency)
Canadian Funds

	Common Shares Shares Amount		Contributed Surplus	Deficit	Total
Balance – January 31, 2002	3,071,546	$2,827,593	$-	$(2,789,207)	$38,386
Shares issued for cash, private placement	-	-	-	-	-
Share subscriptions received	-	25,000	-	-	25,000
Net Loss – Statement 2	-	-	-	(86,545)	(86,545)
Balance – January 31, 2003	3,071,546	2,852,593	-	(2,875,752)	(23,159)

Shares issued for cash, private placement, net of issue costs	1,500,000	150,000	-	-	150,000
Shares subscriptions received	-	(5,000)	-	-	(5,000)
Shares issued for share subscriptions	-	(20,000)	-	-	(20,000)
Stock compensation expense	-	-	38,516	-	38,516
Net Loss – Statement 2	-	-	-	(127,030)	(127,030)
Balance – January 31, 2004	4,571,546	2,977,593	38,516	(3,002,782)	13,327

Shares issued for cash, private placement, net of issue costs	1,000,000	200,000	-	-	200,000
Shares issued for exercise of warrants	85,000	11,050	-	-	11,050
Net Loss – Statement 2	-	-	-	(152,881)	(152,881)
Balance – January 31, 2005	5,656,546	$3,188,643	$38,516	$(3,155,663)	$71,496

Shares issued for cash, private placement, net of issue costs	416,667	150,000	-	-	150,000
Shares issuance costs	-	-	-	(1,400)	(1,400)
Shares issued for mineral properties	85,000	31,250	-	-	31,250
Shares issued for exercise of warrants	1,710,000	272,450	-	-	272,450
Shares issued for exercise of options	10,000	1,500	-	-	1,500
Future income tax on flow-through (Note 8)	-	(17,050)	-	-	(17,050)
Net Loss – Statement 2	-	-	-	(240,864)	(240,864)
Balance – January 31, 2006	7,878,213	$3,626,793	$38,516	$(3,397,927)	$267,382
Shares issued for cash, private placement, net of issue costs	7,828,883	5,118,300	-	-	5,118,300
Shares issuance costs	139,729	66,047	-	(314,256)	(248,209)
Shares issued for mineral properties	30,000	12,000	-	-	12,000
Shares issued for exercise of warrants	111,833	50,660	-	-	50,660
Shares issued for exercise of options	50,000	7,500	-	-	7,500
Future income tax on flow-through (Note 8)	-	-	-	-	-
Net Loss – Statement 2	-	-	-	(3,303,625)	(3,303,625)
Balance – October 31, 2006	16,038,658	$8,881,300	$38,516	$(7,015,808)	$1,904,008

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 4
Statements of Cash Flows

Canadian Funds

Cash Provided by (Used in)	3 Months Ended Oct. 31, 2006	3 Months Ended Oct. 31, 2005	9 Months Ended Oct. 31, 2006	9 Months Ended Oct. 31, 2005
Operating Activities
Net loss	$(2,858,506)	$(31,443)	$(3,303,625)	$(194,704)
Items not involving cash:
Stock compensation expense	-	-	-	-
Shares issued for mineral properties	-	-	12,000	31,250
Amortization	-	-	-	-
	(2,858,506)	(31,443)	(3,291,625)	(163,454)
Changes in non-cash working capital:
Accounts receivable	506,116	2,905	(53,647)	4,452
Accounts payable	(3,000)	(12,001)	(8,000)	(37,735)
	503,116	(9,096)	(61,647)	(33,283)
	(2,355,390)	(40,539)	(3,353,272)	(196,737)

Investing Activities
Purchase of auto and equipment	(6,899)	-	(48,123)	-

Financing Activities
Issuance of shares for cash	1,126,897	229,950	5,176,460	334,050
Share issue costs	(50,480)	-	(248,209)	-
	1,076,417	229,950	4,928,251	334,050

Net Increase (Decrease) in Cash	(1,285,872)	189,411	1,526,856	137,313
Cash – Beginning of year	3,092,870	61,350	280,142	113,448
Cash – End of Period	$1,806,998	$250,761	$1,806,998	$250,761

Cash consists of:
Cash	368,045	209,904	368,045	209,904
Restricted cash – flow-through	1,438,953	40,857	1,438,953	40,857
	$1,806,998	$250,761	$1,806,998	$250,761

Non-Cash Financing Activities
Shares issued for mineral properties	$-	$-	$12,000	$31,250
Shares issued for finders fee	$26,047	$-	$66,047	$-
Stock compensation expense	$-	$-	$-	$-

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Schedule
Schedule of Exploration Expenditures
Canadian Funds

	October 31, 2006	January 31, 2006

Anderson Lake Property, Ontario, Canada
Option payments – cash	-	-
Option payments – shares	-	7,250
	-	7,250
Exploration expenditures
Geological and field expenses	-	2,520
Engineering and consulting	-	8,290
Assays	-	675
Total	-	18,735

Halo Property, Bancroft, Ontario, Canada
Option payments – cash	5,000	2,500
Option payments – shares	8,000	12,000
Staking costs	-	-
	13,000	14,500
Exploration expenditures
Geological and field expenses	616	19,997
Engineering and consulting	300	54,300
Assays	-	-

Total	13,916	88,797

Silver Crater Project, Bancroft, Ontario, Canada
Option payments – cash	5,000	2,500
Option payments – shares	4,000	12,000
Staking costs	-	-
	9,000	14,500
Exploration expenditures
Geological and field expenses	-	1,025
Engineering and consulting	-	13,540
Assays	-	772

Total	9,000	29,837

Cash received for Bancroft Properties	(40,000)

Other Properties
Staking costs	-	15,993

Balance Forward	$(17,084)	$153,362

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Schedule
Schedule of Exploration Expenditures

Canadian Funds

	October 31, 2006	January 31, 2006
Balance Carried Forward	(17,084)	153,362

Bathurst Project, New Brunswick, Canada

Staking costs	36,812	-

General geology	119,845	-
Geophysics	586,980	-
Assays	12,824	-
Diamond drilling	146,103	-
Advances	1,634,248	-
	2,500,000	-

Total	2,536,812	-

Costs for the Period	$2,519,728	$153,362

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Period Ended October 31, 2006 and 2005
Canadian Funds

1.

INCORPORATION

El Nino Ventures Inc. (the “Company") was incorporated on February 19, 1988 in British Columbia, Canada.  The Company is in the business of exploring mineral properties and is considered to be an exploration stage company.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less.  The Company places its cash and cash investments with institutions of high credit worthiness.  At times, such investments may be in excess of federal insurance limits.

b)

Exploration Expenditures

The Company is in the exploration stage and expenses all exploration expenditures as they are incurred until it is determined that a property has economically recoverable ore reserves.  At that point, further exploration expenditures will be capitalized.

c)

Equipment

Equipment is recorded at cost.  The Company provides for amortization on office equipment using the 30% declining balance method, with half of this rate used in the year of acquisition.

d)

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income (or loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

e)

Revenue Recognition

Revenue from the sale of minerals is recognized when title and the risks and rewards of ownership pass to the buyer.

Incidental revenues from mineral sales during the exploration phase are offset against mineral exploration expense.

f)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital

g)

Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years.  Actual results could differ from those estimates.

h)

Asset Retirement Obligations – Change in Accounting Policy

Effective February 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

i)

Flow-Through Shares

During the prior year, the Company adopted the new recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after March 19, 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

j)

Share Capital

i)

The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the options or warrants were exercised.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

k)

Income Taxes

The asset and liability method is used for determining future income taxes.  Under the asset and liability method, the change in the net future income tax asset or liability is included in income.  The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as future income tax assets or liabilities.  Future income tax assets and liabilities are measured using the statutory income tax rates which are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

l)

Variable Interest Entities

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 “Consolidation of Variable Interest Entities,” to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“VIE”).  The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.  The Guideline is effective for annual and interim periods beginning on or after November 1, 2005, and upon adoption, will not materially impact the Company’s results of operations and financial position.

m)

Mineral Exploration

The Company recognizes METC amounts and applies those amounts against exploration costs when the Company’s application for tax credits is approved by Canada Revenue Agency.  Assessments, if any for taxes, penalties and interest under Part XII.6 under section 2.11.91 of the Income Tax Act are deducted from the tax credits when assessed.

3.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, GST receivable, and accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.

EQUIPMENT

2006	Cost	Accumulated Amortization	Net
Office equipment	$21,517	$1,677	$19,840
Automobile	$28,469	$-	$28,469
Total	$49,986	$1,677	$48,309

2005	Cost	Accumulated Amortization	Net
Computers	$1,863	$1,677	$186

5.

EXPLORATION EXPENDITURES

a)

Anderson Lake Property, Ontario

By agreement dated December 19, 2004, the Company may earn a 100% interest in certain properties known as the Anderson Lake Property, Ontario, by making, at its option, the following:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid)	$ 10,000	-	$ -
Upon regulatory approval	(issued)	-	25,000	-
On or before December 19, 2005		20,000	25,000	15,000
On or before December 19, 2006		20,000	25,000	30,000
On or before December 19, 2007		25,000	25,000	45,000
On or before December 19, 2008		50,000	25,000	60,000
		$125,000	125,000	$150,000

On or before December 19, 2009, and each subsequent anniversary, the Company is required to make payments of $20,000.  Each of these payments is to be treated as pre-production advance royalty payments, deductible from all future net smelter royalty (“NSR”) payments payable to the optionors.

Prior to earning its 100% interest the Company may joint venture the property upon payment of 50,000 shares or $20,000 to the optionors.

The property is subject to a 3% NSR. The Company has the option to purchase 2% of the total NSR for $1,000,000.

During the previous year, the Company terminated the option agreement.

b)

Halo Project, Bancroft, Ontario

By agreement dated March 9, 2005 and amended  April 14, 2005, the Company may earn a 100% interest in certain properties known as the Halo Project, Bancroft, Ontario, by making, at its option, the following:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid)	$ 2,500	-	$ -
Upon regulatory approval	(issued)	-	20,000	-
On or before December 31, 2005	(incurred)	-	-	15,000
On or before March 9, 2006 (paid/issued)		5,000	20,000	-
On or before December 31, 2006		-	-	20,000
On or before March 9, 2007		5,000	20,000	-
On or before December 31, 2007		-	-	30,000
On or before December 31, 2008		-	-	40,000
		$12,500	60,000	$105,000

Prior to earning its 100% interest the Company may joint venture the property upon payment of 40,000 shares or $5,000 to the optionors.

The property is subject to a 3% NSR. The Company has the option to purchase 1% of the total NSR for $250,000.

The Company is required to reimburse the optionors for all related staking costs.

c)

Silver Crater Project, Bancroft, Ontario

By agreement dated March 9, 2005, the Company may earn a 100% interest in certain properties known as the Silver Crater Project, Bancroft, Ontario by making, at its option, the following:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid)	$ 2,500	-	$ -
Upon regulatory approval	(issued)	-	20,000	-
On or before December 31, 2005	(incurred)	-	-	15,000
On or before March 9, 2006 (paid/issued)		5,000	10,000	-
On or before December 31, 2006		-	-	20,000
On or before March 9, 2007		5,000	10,000	-
On or before December 31, 2007		-	-	30,000
On or before December 31, 2008		-	-	40,000
		$12,500	40,000	$105,000

Prior to earning its 100% interest the Company may joint venture the property upon payment of 40,000 shares or $15,000 to the optionors.

The property is subject to a 3% NSR. The Company has the option to purchase 1% of the total NSR for $250,000.

The Company is required to reimburse the optionors for all related staking costs.

By agreement dated October 23, 2006, the Company optioned its Bancroft properties to Boulder Creek Explorations Inc. (“Boulder”).  Under the terms of this agreement, the Company will receive 275,000 shares of Boulder, and cash payments totalling CDN $125,000.  Boulder can earn in a 60%interest by committing CDN $1,000,000 over the next two years and could earn up to 80 % of the project by issuing a further 300,000 shares and spending an additional CDN $1,500,000.

The Company will remain the operator for the first two years of this agreement and will receive a management fee of 10% of exploration expenditures and cash payments of CDN $40,000 for the first year (received) and CDN $20,000 per year thereafter.

d)

Bathurst Project, Bathhurst, New Brunswick

By agreement dated 26 May, 2006, the Company entered into an option agreement with Xstrata plc (“Xstrata”) formerly Falconbridge Limited to explore the Bathhurst Mining Camp in New Brunswick.

The Company will initially have the opportunity to earn a 50% interest in a large number of mineral claims and two permitted areas held by Xstrata occupying approximately 108,800 hectares.  In order to vest with a 50% interest, the Company is required to spend $5.0 million on exploration by March 31, 2008 with a minimum expenditure of $2.5 million by March 31, 2007.

Upon vesting with a 50% interest in the Property, the Company will have 90 days in which to elect to carve out one or more Project Areas from the existing Property, in each of which the Company can increase its interest to 65% by spending an additional $2.0 million over three years and can increase its interest in each Project Area still further to 75%  by spending an additional $3.0 million over another two years.  Xstrata can back-in to increase its position from either a 35% or 25% interest level to 50% by contributing 2.5 times the Company expenditures made to increase its interest above 50%. Xstrata may increase its interest in one or more Project Areas from 50% to 70% at any time by electing to complete a Feasibility Study, or expend an additional $20 million on each Project Area  within three years: or five years if underground work is necessary to complete the study.  Xstrata will have the right to process the Company’s share of ore from any future operations.

6.

SHARE CAPITAL

a)

Authorized:

Unlimited common voting shares without par value (no additional paid-in capital).

b)

At October 31 the following stock options were outstanding:

Expiry Date	Exercise Price	2006 Shares	2005 Shares
March 17, 2005 (expired)	$0.55	-	250,000
September 10, 2008	$0.15	269,000	354,000
March 29, 2011	$0.50	1,573,642	-
		1,842,642	604,000

c)

The Company has granted founders, directors and certain employees stock options.  Stock option activity is summarized as follows:

	Number of Shares	Exercise Price	*
Balance outstanding – January 31, 2003 and 2002	250,000	$0.55
Granted – Year ended January 31, 2004	354,000	$0.15
Exercised – Year ended January 31, 2006	(10,000)	$0.15
Cancelled– Year ended January 31, 2006	(25,000)	$0.15
Expired – Year ended January 31, 2006	(250,000)	$0.55
Granted – Period ended April 30, 2006	1,588,642	$0.50
Cancelled – Period ended October 31, 2006	(15,000)	$0.50
Exercised – Period ended July 31, 2006	(50,000)	$0.15
Balance outstanding – October 31, 2006	1,842,642	$0.44

- Weighted average exercise price

During the period, 1,588,642 stock options were granted under a graded vesting schedule to employees, consultants and insiders at an exercise price of $0.50 per common share for a period of five years.

d)

During the previous year ended January 31, 2004, the Company granted options to purchase up to 354,000 shares.  This resulted in stock compensation expense of $38,516, which has been recorded in consulting fees.  The offsetting entry is to contributed surplus.

The fair value of stock options used to calculated stock compensation expense for both employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

January 31, 2004
Average risk-free interest rate	3.82%
Expected dividend yield	NIL
Expected stock price volatility	106%
Average expected option life	5 years

Option pricing models require the input of highly subjective assumptions including the expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

e)

At October 31, 2006, the following warrants were outstanding:

Expiry Date	Number of Shares	Exercise Price
April 24, 2007	562,500	$0.50
February 28, 2008	1,600,000	$0.33
July 14, 2007	2,363,040	$1.00
August 29, 2007	495,550	$1.00
October 19, 2007	49,613	$0.75
Balance outstanding – October 31, 2006	5,070,703

a)

During the period, the Company closed a 1,600,000 unit private placement at a price of $0.25 per unit for gross proceeds of $400,000 consisting of one common share in the capital of the Company and one non-transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share of the Company until February 28, 2008 at a price of $0.33 per warrant share. A finder’s fee of 80,000 shares were issued in connection with this financing.

b)

During the period, the Company  closed a 600,000 unit private placement at a price of $0.40 per unit consisting of one common share in the capital of the Company and one non-transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share of the Company until April 24, 2007 at a price of $0.50 per warrant share.

c)

During the period, the Company  closed a 678,000 unit private placement at a price of $0.80 per unit consisting of one common share in the capital of the Company and one-half of one non-transferable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company until July 14, 2007at a price of $1.00 per warrant share.

d)

During the period, 30,000 shares were issued for mineral properties.

e)

During the period, the Company closed a 4,454,750 flow-through unit private placement at a price of $0.80 per unit, for gross proceeds of $2,879,200.  Each unit consists of one common share in the capital of the Company and one-half of one common non-transferable, non-flow-through share purchase warrant.  Each full warrant entitles the holder thereof to purchase one additional common share of the Company until July 14, 2007 at a price of $1.00 per warrant share.  A finders fee of 25,000 shares were issued in connection with this financing.

During the period, the Company closed a 496,133 flow-through unit private placement at a price of $0.75 per unit, for gross proceeds of $372,100.  A finder’s fee of 34,729 shares were issued in connection with this financing.

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised  through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds received from flow-through issuances that management estimates have not been spent as at the balance sheet date.

k)

During the previous year, shareholders approved the reservation of 298,077 performance  shares at an exercise price of $0.01 per share. To date, none of these shares have been allotted, issued and have not been booked into these financial statements as they must receive regulatory approval.  Subsequent to year-end, a further 509,410 nominal value performance shares were reserved subject to shareholder and regulatory approval. At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract to the Company.

7.

RELATED PARTY TRANSACTIONS

Except as noted elsewhere in these financial statements, related party transactions are as follows:

a)

During the period, the Company paid $31,000 for management fees to a company controlled by the Chairman, CEO and director.

b)

During the period, the Company paid $60,000 for management fees to a company controlled by the President and COO.

c)

During the period, the Company paid $18,642 for consulting fees to a company controlled by the Corporate Secretary.

d)

During the period, the Company paid $16,600 for professional fees to a company controlled by the Chief Financial Officer.

e)

During the period, the Company paid rent of $11,901 to a company controlled by the Chairman, CEO and director.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.

INCOME TAX LOSSES

The Company has incurred certain resource related expenditures of approximately $847,000, which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The Company has incurred non-capital losses for income tax purposes of approximately $580,000.  They may be carried forward and used to reduce taxable income of future years.  These losses will expire as follows:

2007	$95,000
2008	86,000
2009	67,000
2010	81,000
2011	86,000
2015	86,000
2016	79,000
$580,000

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

Future Tax Assets	2006
Statutory tax rate	34.1%
Non-capital losses	$197,780
Undepreciated capital cost in excess of accounting net book value	635
Exploration and development expenditures	288,827
487,242
Less: Valuation allowances	(487,242)
Reversal of valuation allowance	17,050
Income tax recovery	$17,050

The potential future tax benefits of these expenditures and tax losses have not been recognized in these financial statements.

Future Income Tax Recovery

During the previous year, flow-through shares totalling $50,000 were issued, which funds are required to be spent on certain Canadian Exploration Expenditures.  Because the Company on longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability which is equal to the renunciation, times the corporation tax rate when expenditures are renounced.  However, because the Company has unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery.

9.

COMMITMENTS

By agreement dated July 1, 2005, the Company entered into a five year lease for premises with a company controlled by the President and director.  Minimum basic rent commitments are approximately as follows:

2007	$10,000
2008	10,000
2009	10,000
2010	10,000
2011	4,000
$44,000

In addition to basic rent, the Company is also responsible for its proportionate share of property taxes and operating costs.

10.

SUBSEQUENT EVENTS

a)

Subsequent to the period-end, the Company announced a brokered private placement of up to 1,818,181 flow-through units (the “Flow-Through Units”) at a purchase price of $0.55 per flow-through Unit, for gross proceeds of CDN $1,000,000 and up to 3,000,000 Units (the “Units”) at a purchase price of $0.40 per Unit, for gross proceeds of CDN $1,200,000.

Each Flow-Through Unit will consist of one flow-through common share and one common share purchase warrant (“Warrant”).  Each Warrant entitles the holder to purchase an additional non flow-through common share at a price of $0.65 for a period of 12 months from closing.

Each Unit will consist of one common share and one-half of one common share purchase warrant (“Warrant”).  Each whole Warrant entitles the holder to purchase an additional common share at a price of $0.55 for a period of 12 months from closing.

b)

Subsequent to the period-end, the Company announced a non-brokered private placement of  364,000 flow-through units at a price of $0.55 per unit for gross proceeds of  $200,200.  Each unit will consist of one flow-through common share in the capital of the Company and one  share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional non-flow-through common share of the Company for a period of one year from the closing date at a price of $0.65 per share.

Form 51-102F1

Management Discussion and Analysis

For

El Nino Ventures Inc.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of El Nino Ventures Inc. (the “Company” or “El Nino”) for the nine month period ended October 31, 2006 and should be read in conjunction with the financial statements for the period ended October 31, 2006 and related notes contained in the report.  The date of this management’s discussion and analysis is December 22, 2006.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of El Nino

El Nino is an exploration stage company engaged in the acquisitions, exploration and development of mineral properties of merit in Canada, United States (Alaska) and in Europe with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward-looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Project Overview

Bathurst, New Brunswick Project

On May 26th, 2006, the Company announced that it had entered into an option agreement with Falconbridge Limited (“Falconbridge”) to explore the Bathurst Mining Camp in New Brunswick. Since the signing of this agreement, Falconbridge was taken over by Xstrata plc and the Company is now working with Xstrata Zinc (“Xstrata”).

The Company will initially have the opportunity to earn a 50% interest in a large number of mineral claims and two permitted areas held by Xstrata Zinc, occupying approximately 108,800 hectares.  In order to vest with a 50% interest, the Company is required to spend $5.0 million on exploration by March 31, 2008 with a minimum expenditure of $2.5 million by March 31, 2007.

Upon vesting with a 50% interest in the Property, the Company will have 90 days in which to elect to carve out one or more Project Areas from the existing Property, in each of which the Company can increase its interest to 65% by spending an additional $2.0 million over three years and can increase its interest in each Project Area still further to 75% by spending an additional $3.0 million over another two years.  Xstrata Zinc can back-in to increase its position from either a 35% or 25% interest level to 50% by contributing 2.5 times the Company expenditures made to increase its interest above 50%. Falconbridge may increase its interest in one or more Project Areas from 50% to 70% at any time by electing to complete a Feasibility Study, or expend an additional $20 million on each Project Area within three years: or five years if underground work is necessary to complete the study.  Xstrata Zinc will have the right to process the Company’s share of ore from any future operations.

This year’s exploration program will include geophysics work on the Western part of the Bathurst camp with 15,000 meters of drilling and a Megatem airborne survey and 10,000 meters of drilling on the Eastern part of the mining camp.

As of December 15th, 2006 close to 8,000 meters of drilling has been done with a further 15,500 meters to be drilled by March 30th, 2007.

Bancroft Uranium Project

The Company completed the third phase of exploration on the Bancroft Uranium Project in early August, 2006.  The Project is comprised of eight properties in the Bancroft region of Ontario, which is well known for its historical uranium production from four former producing mines.  Under two separate agreements, El Nino may earn up to 100% interest on the Project. The Company is looking to joint venture these properties over the next few months. Preliminary discussions have been held with regards to joint ventures potential partners.

Preliminary Exploration Program – May 2005

A preliminary exploration program of geological and scintillometer reconnaissance was conducted in May 2005 on all eight of the Bancroft properties.  In addition, the Halo Property (North West Zone) and Amalgamated Rare Earth Property, which host the properties’ largest known uranium reserves (not 43-101 compliant), were targeted for more detailed exploration.  This program included mechanical stripping, scintillometer surveying, and chip and grab rock sampling for uranium and thorium assaying, and was successful in confirming the historically established grades.  Based on the results of this program, El Nino’s consulting geologist, T.J. Beesley, P.Eng., recommended a follow up deep drilling program to verify down dip extension of uranium mineralization for these properties.  Details for this program are in development.

Second Phase Exploration – October 2005

The second exploration phase was completed in late 2005, during which the remaining six properties were each examined radiometrically.  Grids were established over the extent of the anomalous radioactivity, with 50 metre lines and 12.5 metre stations, and were then surveyed by scintillometer.  Previous workings and high radioactive anomalies were tied in and chip and grab samples taken for assaying for uranium and thorium content.  Based on the results, the Company plans further work on three of the properties.   A 3.02% U3O8 result (apparently one of the highest U3O8 results recorded in this camp) was returned from an outcrop of limonitic coarse phlogopite-pyroxene pegmatite on the Canadian All Metals Property in Monmouth Township.  Results of 0.22% U3O8 were also returned.  On the Silver Crater #2 Showing in Faraday Township, anomalous radioactivity extends over an area 300 x 150 metres.  Highly anomalous radioactivity occurs within a 75 x 30 metre zone in the centre of the grid and is open to the west under overburden.  Results from five samples from throughout this zone range from 0.37% to 0.69% U3O8 and average 0.53% U3O8, in coarse-grained dark pink to red augite syenite pegmatite.  An assay of 0.31% U3O8 was obtained from coarse biotite-green pyroxene skarn on the McLean-Hogan Property grid in Cardiff Township.

On November 2nd, 2006 El Nino optioned its Bancroft Properties to Boulder Creek Exploration Inc. This agreement will finance the Bancroft properties through the next stages of exploration. Under the terms of this agreement El Nino will receive 275,000 shares of Boulder and cash payments of 125,000 dollars Canadian. Boulder can earn in a 60 percent interest by committing CDN 1,000,000 dollars over the next two years and could earn up to 80 percent of the project by issuing a further 300,000 shares and spending an additional CDN 1,500,000 dollars.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for El Nino for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended January 31, (audited)
	2006	2005	2004
Total Revenues	$Nil	$Nil	$Nil
General and administrative expenses	$104,552	$89,400	$124,491
Mineral property costs	153,362	63,481	2,539
Net income (loss) before income taxes * In total * Basic and diluted loss per share	(257,914) (0.04)	(152,881) (0.03)	(127,030) (0.04)
Totals Assets	284,220	120,569	33,000
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31
	2006	2006	2006	2006	2005	2005	2005	2005
Total revenues	$10,617	$5,589	$1,295	$Nil	$Nil	$Nil	$Nil	$Nil
Net loss – before tax	2,858,506	299,363	145,756	63,210	31,443	110,338	52,923	96,886
Net loss per share	0.18	0.01	0.01	0.01	0.01	0.02	0.01	0.01
Total assets	1,912,846	3,697,935	787,264	284,220	253,430	66,924	154,261	120,569

Results of operations

The nine month period ended October 31, 2006 resulted in a net loss of $3,303,625, which compares with a loss of $194,704 for the same period in 2005. $2,519,728 of this loss is a result of  the Company’s accounting policy that expenses all exploration expenditures as they are incurred until it is determined that a property has economically recoverable ore reserves. General and administrative expenses for the period ended October 31, 2006 were $783,897 an increase of $702,117 over the same period in 2005. Consulting expenses of $274,347 were incurred as compared to $19,259 a year before as the Company required the services of several consultants to further evaluate new mineral projects.  All stock-based awards are measured and recognized using a fair value based method.  During the period, 1,588,642 stock options were granted but no stock option expense has been recognized as the options are issued subject to a vesting schedule.  All other general and administrative costs increased when compared to the previous period as the Company is more active. Interest income was 17,501, an increase of 17,501 over the same period in 2005 as the Company had more funds on deposit.

During the period ended October 31, 2006, the Company incurred mineral property expenditures of $2,519,728. Of this amount, $10,000 was paid as cash option payments on its Bancroft, Ontario properties.  A further 30,000 shares were issued at a value of $12,000 for the Bancroft properties.  A $40,000 cash payment was received as the Company optioned the Bancroft property to Boulder Creek Explorations Inc. The Company has committed $2,500,000 for the Bathurst, New Brunswick Project.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost  $167,967 as compared to $0 in the previous year. Travel, food and lodging cost $95,330 compared to $4,859 as the company was actively financing in Europe in order to raise funds for the Bathurst, New Brunswick project.

Liquidity and capital resources

At October 31, 2006, the Company’s working capital, defined as current assets less current liabilities, was $416,746 compared with working capital of $266,621 at January 31, 2006.  Flow-through funds of $1,438,953 must be spent before Dec. 31, 2007 on qualified Canadian mineral exploration, and is not included in working capital because it is classified as restricted cash on the balance sheet.  During the period, 7,990,716 shares were issued for gross proceeds of $5,176,460.

The Company has total issued and outstanding of 16,038,658 shares at October 31, 2006.

Contractual commitments

The Company is committed under an operating lease with a company controlled by Harry Barr for its office premises with the following aggregate minimum lease payments to the expiration of the lease on June 30, 2010. In addition to the below basic rent, the Company is also responsible for its proportionate share of property taxes and operating costs.  Mineral option payments have not been included as the Company has the option to terminate these agreements with appropriate notice. Further information on mineral option payments are disclosed in Note 5 to the financial statements dated October 31, 2006.

	2007	2008	2009	2010	2011	Thereafter
Office lease	$10,000	10,000	10,000	10,000	4,000	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 2 to the financial statements for the period ended October 31, 2006.

Significant estimates used in the preparation of these financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in Accounting Policies

There are no changes in significant accounting policies.

The Company’s auditors for the year ended January 31, 2006, Staley, Okada & Partners, have combined their practice with PricewaterhouseCoopers LLP. The directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ending January 31, 2007.

Financial Instruments and Other Instruments

El Nino’s financial instruments consist of cash, restricted cash, GST receivable and accounts payable.  Unless otherwise noted, it is management’s opinion that El Nino is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company may be exposed to currency risk if acquisition and exploration expenditures are incurred in the U.S. as it will have to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures could be negatively impacted by increases in the US versus the Canadian dollar.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at October 31, 2006, there were 16,038,658 outstanding common shares compared to 7,878,213 outstanding shares at January 31, 2006.  The increase reflects the issuance of 7,990,716 shares for cash, 139,729 for a finders fee and 30,000 shares for mineral properties.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in Notes 6c to the financial statements dated October 31, 2006.

Related party transactions

A total of $31,000 was paid to a company controlled by Harry Barr, a Director, Chairman and CEO of the Company, for management services during the period ended October 31, 2006. A total of $60,000 was paid to a company controlled by Jean Luc Roy, the President and COO of the Company, for management services during the period ended October 31, 2006.  Pursuant to an office lease agreement dated October 1, 2005, a total of $11,901 was paid to a company controlled by Harry Barr for  office rent during the period ended October 31, 2006.  A total of $18,642 was paid to a company controlled by Taryn Downing, an Officer of the Company, for Corporate secretarial services during the period ended October 31, 2006.   A total of $16,600 was paid to a company controlled by Gord Steblin, an Officer of the Company for accounting services during the period ended October 31, 2006.

Nomination

Mr. Jean Luc Roy was appointed President and COO of the Company on May 10th, 2006. Mr. Harry Barr from that day on assumed the position of Chairman and CEO.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company’s properties.

Outlook

The Company will be proceeding with an aggressive acquisition program for new projects focusing on areas of known mineralization in Europe, Alaska, and Canada. El Nino has cash of $1,806,998 of which $1,438,953 are flow-through funds and working capital of $416,746 as at October 31, 2006. Subsequent to the period-end, the Company announced a brokered private placement of up to 1,818,181 flow-through units (the “Flow-Through Units”) at a purchase price of $0.55 per flow-through Unit, for gross proceeds of CDN $1,000,000 and up to 3,000,000 Units (the “Units”) at a purchase price of $0.40 per Unit, for gross proceeds of CDN $1,200,000.

Each Flow-Through Unit will consist of one flow-through common share and one common share purchase warrant (“Warrant”).  Each Warrant entitles the holder to purchase an additional non flow-through common share at a price of $0.65 for a period of 12 months from closing.

Each Unit will consist of one common share and one-half of one common share purchase warrant (“Warrant”).  Each whole Warrant entitles the holder to purchase an additional common share at a price of $0.55 for a period of 12 months from closing.

Subsequent to the period-end, the Company announced a non-brokered private placement of  364,000 flow-through units at a price of $0.55 per unit for gross proceeds of  $200,200.  Each unit will consist of one flow-through common share in the capital of the Company and one  share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional non-flow-through common share of the Company for a period of one year from the closing date at a price of $0.65 per share.  These proceeds will be used for its commitment on the Bathurst New Brunswick project and general working capital.

Approval

The Board of Directors of El Nino has approved the disclosure contained in this interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it.

Form 52-109F2 Certification of Interim Filings

I, Harry Barr, CEO of El Nino Ventures Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of El Nino Ventures Inc., (the issuer) for the interim period ending October 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: December 22, 2006

“Harry Barr”

_______________________

Harry Barr

CEO

Form 52-109F2 Certification of Interim Filings

I, Gordon Steblin, CFO of El Nino Ventures Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of El Nino Ventures Inc., (the issuer) for the interim period ending October 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: December 22, 2006

“Gordon Steblin”

_______________________

Gordon Steblin

CFO

EL NINO VENTURES INC.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

FOR IMMEDIATE RELEASE

$200,200 NON-BROKERED PRIVATE PLACEMENT COMPLETED

December 27, 2006, Vancouver, BC – El Niño Ventures Inc. (“El Niño” or the “Company”) TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q)) is pleased to announce that further to its news release of December 19, 2006, the Company has now completed its non-brokered private placement of 364,000 flow-through units at a purchase price of $0.55 per flow-through unit for gross proceeds of $200,200.  Each flow-through unit consisted of one flow-through common share and one common share purchase warrant (the "Warrant").  Each Warrant entitles the holder to purchase an additional non flow-through common share at a price of $0.65 for a period of 12 months from closing.

In addition, the Company has also issued 25,480 common shares for finder fees in connection with this financing.

In compliance with Canadian securities laws, all of the securities issued in connection with this closing are subject to a hold period expiring on April 23, 2007.

About El Niño Ventures Inc.

El Niño is an exploration stage company in the midst of a 23,500 meter drill program on the Bathurst Zinc/Base Metals Mining Camp. This is the first part of a 50,000 meter drill program that began in Oct 2006 and will continue on until March 2008. This financing will fortify that El Nino’s commitment of $ 5 million will be met, as stipulated in the Option/Joint Venture Agreement signed with Xstrata Zinc Canada in May 2006.

On Behalf of the Board of Directors

“Jean Luc Roy”

Jean Luc Roy

President and COO

Further information:

Toll Free  1.800.667.1870

Tel:  604.685.1870

Fax  604.685.8045

2303 West 41st Avenue

Vancouver, BC  Canada   V6M 2A3

FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

December 27, 2006

Item 3: News Release:

A news release dated and issued on December 27, 2006 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino Ventures Inc. is please to announce it has completed its non-brokered private placement.

Item 5: Full Description of Material Change:

December 27, 2006, Vancouver, BC – El Niño Ventures Inc. (“El Niño” or the “Company”) TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q)) is pleased to announce that further to its news release of December 19, 2006, the Company has now completed its non-brokered private placement of 364,000 flow-through units at a purchase price of $0.55 per flow-through unit for gross proceeds of $200,200.  Each flow-through unit consisted of one flow-through common share and one common share purchase warrant (the "Warrant").  Each Warrant entitles the holder to purchase an additional non flow-through common share at a price of $0.65 for a period of 12 months from closing.

In addition, the Company has also issued 25,480 common shares for finder fees in connection with this financing.

In compliance with Canadian securities laws, all of the securities issued in connection with this closing are subject to a hold period expiring on April 23, 2007.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 27th day of December 2006.

#